UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For three and six months ended June 30, 2022

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40- F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ◻           No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ◻           No ⌧

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited interim condensed consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at June 30, 2022 and for the three and six months ended June 30, 2022 and 2021.

This Report is hereby incorporated by reference into the following registration statements of the Company:

●	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

●	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

●	Registration Statement on Form F-3 (Registration No. 333-233540) filed with the U.S. Securities and Exchange Commission on August 30, 2019; and

●	Registration Statement on Form F-3 (Registration No. 333-258974) filed with the U.S. Securities and Exchange Commission on August 20, 2021.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this report include, among others, statements regarding: future operating results; the employment of the Company’s vessels; the outcome of the Company’s strategies and implementation of the Company’s Energy Transition Plan; the effect of the COVID-19 pandemic and Russia’s invasion of Ukraine on, among others things, oil demand, the Company’s business, financial condition and results of operations including liquidity; the sale and purchase of certain vessels; future drydocking days;  sufficiency of liquidity and capital resources; the Company’s expectations regarding the risk and potential effects of inflation; and the anticipated timing and benefits of the Company’s new loan facilities. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing, including completion of and financing under the Company’s new loan facilities; charter counterparty performance; ability to obtain financing and comply with covenants in the Company’s financing arrangements; the strength of world economies and currencies; changes in governmental rules and regulations or actions taken by regulatory authorities; new or revised accounting pronouncements; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessel breakdowns and instances of off-hires; the Company’s financial condition and liquidity; the duration and scope of the COVID-19 pandemic; the effect of the conflict between Russia and Ukraine on, among other things, oil demand, the Company’s business, financial condition and results of operations including liquidity; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2021, for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: July 27, 2022	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2021. The unaudited interim condensed consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements (“U.S. GAAP”) and are presented in U.S. dollars as at June 30, 2022 and for the three and six months ended June 30, 2022 and 2021. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of Medium Range (“MR”) product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes (“Dwt”). We provide through our modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. As at June 30, 2022, we had in operation 27 vessels (including three chartered-in vessels), including 21 MR tankers ranging from 45,000 Dwt to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt. Since March 1, 2021, we are commercially managing three of Carl Büttner's 24,000 Dwt chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy includes to continue to build our fleet with Eco-design newbuilds or Eco-design second-hand vessels and with modern second-hand vessels that can be upgraded to Eco-mod.

We believe that the global energy transition will have a profound impact on the shipping industry, including the product and chemical tanker segments. While this transition will unfold over years, the impact is already being felt through anticipated Energy Efficiency Existing Ship Index and Carbon Intensity Indicator regulations and constraints on newbuilding ordering activity. We view energy transition as less of a compliance challenge and more of an opportunity, which we have set out in our Energy Transition Plan (“ETP”), which is posted on our website. We have established Ardmore Ventures as our holding company for existing and future potential investments related to the ETP and we completed our first projects under the plan in June 2021.

We are an integrated shipping company. The majority of our fleet is technically managed by a combination of Ardmore Shipping Services (Ireland) Limited and Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us, and we also retain a third-party technical manager for some of our vessels. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and pooling service providers. We monitor the tanker markets to understand how to best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of June 30, 2022, our fleet consisted of the following 24 owned vessels:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jun-08	Japan	MI	Eco-mod
Ardmore Seafarer	Product	49,999	—	Jun-10	Japan	SG	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Japan	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Japan	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	24	1,068,104

SIGNIFICANT DEVELOPMENTS

Vessel Sale and Time-charter Back

The Company completed the previously announced sale of two of three 2008-built Eco-mod MR tankers to Leonhardt & Blumberg.  On June 2, 2022, the Ardmore Sealeader was delivered to the buyer and on July 14, 2022, the Ardmore Sealifter was delivered to the buyer.  Both vessels were subsequently time-chartered back by the Company for a period of 24 months at attractive hire rates, plus a one-year extension option. The third vessel, the Ardmore Sealancer, is due to be delivered to the buyer on July 29, 2022 with the vessel to be subsequently time-chartered back for a period of 24 months, plus a one-year extension option. Following completion of all three sales and the repayment of financing associated with the vessels, the transactions are expected to generate net cash proceeds of approximately $15 million to the Company.

Financing

In June and July 2022, the Company finalized terms for three new sustainability-linked loan facilities for $308 million in the aggregate, with an additional $110 million accordion option subject to final approval. The first facility is a $185.0 million sustainability-linked revolving credit facility with Nordea Bank and Skandinaviska Enskilda Banken, the proceeds of which will be used to refinance 12 vessels, including six vessels currently financed under lease arrangements.

The second facility is a $108 million sustainability-linked term loan with ABN AMRO Bank and Credit Agricole Corporate and Investment Bank, the proceeds of which will be used to finance seven vessels, including three vessels currently financed under lease arrangements. Both facilities are priced at Adjusted SOFR (LIBOR equivalent) plus a margin of 2.25% and mature in 2027. The new facilities will replace the current loans with the respective banks priced at LIBOR plus a margin of 2.4% which were scheduled to mature in December 2025. These refinancings are subject to final documentation which is expected to be completed, along with drawdown of all tranches by October 31, 2022.

The third facility is a new $15 million sustainability-linked receivables facility with ABN AMRO Bank, which is scheduled to mature in 2025 plus extension options. This facility replaces Ardmore’s existing receivables facility scheduled to mature in July 2023 and is priced in line with the expiring facility.

The covenants and other conditions of the three new facilities are expected to be consistent with those of the Company’s existing debt facilities. In addition, all three facilities contain a pricing adjustment feature linked to Ardmore’s performance on carbon emission reduction and other environmental and social initiatives. The facility’s targets for carbon emission reduction align with the International Maritime Organization’s targets for green house gas emissions reduction. The facilities reflect the Company’s current strong performance on Environmental Social Governance (“ESG”) initiatives, including (a) carbon emission levels which are significantly below the targets set out under the Poseidon Principles, (a global framework for responsible ship finance to help incentivize decarbonization in the shipping industry) and (b) having a very diverse workforce and being actively involved in the education and development of future seafarers. The pricing structure in the new facilities is expected to reward the Company for maintaining its carbon emission reduction trajectory and overall performance on ESG.

The Company issued 2,829,707 shares of its common stock, raising $20.5 million in net proceeds under its “at-the-market” program in the period from May to July 15, 2022, the proceeds of which were used for general corporate purposes including debt reduction.

CFO Transition

As announced separately on July 27, 2022, our current Chief Financial Officer, Paul Tivnan, has decided to leave the company to broaden his experience and pursue further ambitions. Paul has been instrumental as a senior management team member in Ardmore’s start-up, initial public offering and subsequent growth. In connection with Paul’s planned departure Bart Kelleher will serve as Ardmore’s new Chief Financial Officer, effective September 28, 2022.  Paul and Bart will overlap and work closely together from September 1, 2022 to achieve an orderly and well-planned transition, including a thorough handover of all internal and external relationships.

Conflict in Ukraine

Russia’s invasion of Ukraine in February 2022 has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms.

As a result of Russia’s invasion of Ukraine, the United States, several European Union nations, the United Kingdom and other countries have announced unprecedented sanctions and other measures against Russia, Belarus and certain Russian and Belarussian entities and nationals.

The sanctions announced by the U.S. and other countries against Russia and, in some instances, Belarus include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S. also banned the import of certain Russian energy products into the U.S., including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal.

The U.S., EU nations and other countries could impose wider sanctions and take other actions. While it is difficult to anticipate the impact the sanctions announced to date may have on our business and us, these and any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, could lead to increased volatility in global oil demand which, could have a material impact on our business, results of operations and financial condition. In addition, it is possible that third parties with which we do business may be impacted by events in Russia and Ukraine, which could adversely affect us.

COVID-19

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where Ardmore conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic initially resulted and may again result in a significant decline in global demand for refined oil products.

As Ardmore’s business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports has and could continue to adversely affect demand for its vessels and services. The extent to which the pandemic may impact Ardmore’s results of operations and financial condition, including possible impairments, depends on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and its variants and the level of the effectiveness and administration of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact of the COVID-19 pandemic on Ardmore cannot be made at this time.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our condensed statements of operations and report voyage expenses separately. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable as TCE provides meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it allows the Company to evaluate its revenue on a consistent basis, regardless over whether the Company chooses to employ its vessels on voyage charters or time charters. The Company’s calculation of TCE may not be comparable to that reported by other companies. Net revenues, a non-U.S. GAAP financial measure, represents revenues less voyage expenses. Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

Statement of Operations for the Three Months Ended June 30, 2022 and June 30, 2021

The following table presents our operating results for the three months ended June 30, 2022 and June 30, 2021.

	Three Months Ended
In thousands of U.S. Dollars	June 30, 2022	June 30, 2021	Variance	Variance (%)
Revenue, net	$107,125	47,274	59,851	127%

Voyage expenses	(41,178)	(20,493)	(20,685)	(101%)
Vessel operating expenses	(15,943)	(15,077)	(866)	(6%)
Time charter-in
Operating expense component	(1,238)	(708)	(530)	(75%)
Vessel lease expense component	(1,140)	(652)	(488)	(75%)
Depreciation	(6,982)	(7,907)	925	12%
Amortization of deferred drydock expenditures	(959)	(1,268)	309	24%
General and administrative expenses
Corporate	(4,291)	(4,260)	(31)	(1%)
Commercial and chartering	(1,053)	(686)	(367)	(53%)
Unrealized gains / (losses) on derivatives	296	(22)	318	(1,445%)
Interest expense and finance costs	(4,894)	(4,310)	(584)	(14%)
Interest income	20	17	3	18%
Profit / (loss) before taxes	29,763	(8,092)	37,855	468%
Income tax	(9)	(33)	24	73%
(Loss) from equity method investments	(67)	—	(67)	(100%)
Net Profit / (loss)	$29,687	(8,125)	37,812	465%
Preferred dividend	(838)	(82)	(756)	(922%)
Net profit / (loss) attributable to common stockholders	$28,849	(8,207)	37,056	452%

Revenue. Revenue for the three months ended June 30, 2022, was $107.1 million, an increase of $59.8 million from $47.3 million for the three months ended June 30, 2021.

Our average number of operating vessels increased to 27.0 for the three months ended June 30, 2022, from 26.2 for the three months ended June 30, 2021.

We had one product tanker employed under time charter as at  June 30, 2022 as compared with four as at June 30, 2021. Revenue days derived from time charters were 90 for the three months ended June 30, 2022, as compared to 361 for the three months ended June 30, 2021. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $3.6 million.

We had 2,348 spot revenue days for the three months ended June 30, 2022, as compared to 2,004 for the three months ended June 30, 2021. We had 26 and 23 vessels employed directly in the spot market as at June 30, 2022 and 2021, respectively. The increase in spot revenue days resulted in an increase in revenue of $7.1 million, while changes in spot rates resulted in an increase in revenue of $56.5 million for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021. We managed three third-party chemical tankers employed under spot trading as at June 30, 2022, compared with four as at June 30, 2021. This resulted in a decrease in revenue of $0.2 million.

Voyage Expenses. Voyage expenses were $41.2 million for the three months ended June 30, 2022, an increase of $20.7 million from $20.5 million for the three months ended June 30, 2021. An increase in bunker prices resulted in an increase of $16.2 million and an increase in spot revenue days resulted in an increase in associated costs of $4.5 million for the three months ended June 30, 2022.

TCE Rate. The average TCE rate for our fleet was $27,806 per day for the three months ended June 30, 2022, an increase of $16,010 per day from $11,796 per day for the three months ended June 30, 2021. The increase in average TCE rate was the result of higher spot rates for the three months ended June 30, 2022 as compared to the three months ended June 30, 2021. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $15.9 million for the three months ended June 30, 2022, an increase of $0.8 million from $15.1 million for the three months ended June 30, 2021. This increase is due to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $7,036 per vessel for the three months ended June 30, 2022, as compared to $6,398 per vessel for the three months ended June 30, 2021. This is a result of higher costs due to additional crew changes in the current year as well as an overall increase in costs due to inflation, for the three months ended June 30, 2022 compared with the three months ended June 30, 2021.

Charter Hire Costs. Total charter hire expenses were $2.3 million for the three months ended June 30, 2022 an increase of $0.9 million from $1.4 million for the three months ended June 30, 2021. This increase is the result of the Company having three vessels chartered-in for the three months ended June 30, 2022 compared to one vessel for the three months ended June 30, 2021. Total charter hire expenses in the second quarter of 2022 comprises of an operating expense component of $1.2 million and a vessel lease expense component of $1.1 million.

Depreciation. Depreciation expense for the three months ended June 30, 2022, was $7.0 million, a decrease of $0.9 million from $7.9 million for the three months ended June 30, 2021. This decrease is a result of three vessels classified as held for sale in the second quarter of 2022, when we ceased depreciating them.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended June 30, 2022 was $1.0 million, a decrease of $0.3 million from $1.3 million for the three months ended June 30, 2021. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended June 30, 2022 were $4.3 million, consistent with $4.3 million for the three months ended June 30, 2021.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended June 30, 2022 were $1.1 million, an increase of $0.4 million from $0.7 million for the three months ended June 30, 2021. The increase in costs was primarily due to an increase in travel related costs during the three months ended June 30, 2022 compared to the three months ended June 30, 2021.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended June 30, 2022 were $4.9 million, an increase of $0.6 million from $4.3 million for the three months ended June 30, 2021 due to prepayment charges upon exercising the vessel purchase options for and prepayment of the related debt of the Ardmore Sealeader and Ardmore Sealifter. Cash interest expense increased by $1.2 million to $4.5 million for the three months ended June 30, 2022, from $3.3 million for the three months ended June 30, 2021, primarily due to increased average LIBOR during the three months ended June 30, 2022, as compared to the three months ended June 30, 2021. Amortization of deferred finance fees for the three months ended June 30, 2022 was $0.4 million, a decrease of $0.6 million from $1.0 million for the three months ended June 30, 2021.

Statement of Operations for the Six Months Ended June 30, 2022 and June 30, 2021

The following table presents our operating results for the six months ended June 30, 2022 and June 30, 2021.

	Six Months Ended
In thousands of U.S Dollars	June 30, 2022	June 30, 2021	Variance	Variance (%)
Revenue, net	$170,493	92,825	77,668	84%

Voyage expenses	(68,253)	(40,885)	(27,368)	(67%)
Vessel operating expenses	(32,530)	(29,580)	(2,950)	(10%)
Time charter-in
Operating expense component	(2,344)	(1,335)	(1,008)	(76%)
Vessel lease expense component	(2,156)	(1,229)	(928)	(76%)
Depreciation	(14,772)	(15,716)	944	6%
Amortization of deferred drydock expenditures	(2,156)	(2,750)	594	22%
General and administrative expenses
Corporate	(8,759)	(8,437)	(322)	(4%)
Commercial and chartering	(1,944)	(1,447)	(497)	(34%)
Loss on vessels held for sale	(6,917)	—	(6,917)	100%
Unrealized gains on derivatives	900	80	820	(1,025%)
Interest expense and finance costs	(9,032)	(8,088)	(944)	(12%)
Interest income	30	30	—	0%
Profit / (loss) before taxes	22,560	(16,532)	39,092	(236%)
Income tax	(43)	(91)	48	53%
Profit from equity method investments	169	—	169	(100%)
Net Profit / (loss)	$22,686	(16,623)	39,309	(236%)
Preferred dividend	(1,686)	(82)	(1,604)	(1,969%)
Net profit / (loss) attributable to common stockholders	$21,000	(16,705)	37,705	(226%)

Revenue. Revenue for the six months ended June 30, 2022 was $170.5 million, an increase of $77.7 million from $92.8 million for the six months ended June 30, 2021.

Our average number of operating vessels increased to 27.0 for the six months ended June 30, 2022, from 26.2 for the six months ended June 30, 2021.

We had one product tanker employed under time charter as at June 30, 2022 compared with four as at June 30, 2021. Revenue days derived from time charters were 353 for the six months ended June 30, 2022, as compared to 549 for the six months ended June 30, 2021. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $1.9 million.

We had 4,472 spot revenue days for the six months ended June 30, 2022, as compared to 4,102 for the six months ended June 30, 2021. We had 26 and 23 vessels employed directly in the spot market as at June 30, 2022 and June 30, 2021, respectively. Changes in spot rates resulted in an increase in revenue of $72.0 million and the increase in spot revenue days resulted in an increase in revenue of $7.7 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. The Company managed three third-party chemical tankers employed under spot trading as at June 30, 2022, compared with four as at June 30, 2021. This resulted in a decrease in revenue of $0.1 million.

Voyage Expenses. Voyage expenses were $68.3 million for the six months ended June 30, 2022, an increase of $27.4 million from $40.9 million for the six months ended June 30, 2021. An increase in bunker prices resulted in an increase of $22.7 million and an increase in spot revenue days resulted in an increase in associated cost of $4.7 million for the six months ended June 30, 2022.

TCE Rate. The average TCE rate for our fleet was $21,546 per day for the six months ended June 30, 2022, an increase of $9,970 per day from $11,576 per day for the six months ended June 30, 2021. The increase in average TCE rate was the result of higher spot rates for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $32.5 million for the six months ended June 30, 2022, an increase of $2.9 million from $29.6 million for the six months ended June 30, 2021. This increase is due to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,979 per vessel for the six months ended June 30, 2022, as compared to $6,369 per vessel for the six months ended June 30, 2021. This is a result of higher costs due to additional crew changes in the current year as well as an overall increase in costs due to inflation for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021.

Charter Hire Costs. Total charter hire expenses were $4.5 million for the six months ended June 30, 2022 , an increase of $1.9 million from $2.6 million for the six months ended June 30, 2021. This increase is as a result of the Company currently having three vessels chartered in as at June 30, 2022 compared with one vessel chartered-in as at June 30, 2021. Total charter-hire expenses comprised of an operating expense component of $2.3 million and a vessel lease expense component of $2.2 million for the six months ended June 30, 2022.

Depreciation. Depreciation expense for the six months ended June 30, 2022 was $14.8 million, a decrease of $0.9 million from $15.7 million for the six months ended June 30, 2021. This decrease is a result of three vessels classified as held for sale in the second quarter of 2022, when we ceased depreciating them.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the six months ended June 30, 2022 was $2.2 million, a decrease of $0.6 million from $2.8 million for the six months ended June 30, 2021. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the six months ended June 30, 2022 were $8.8 million, an increase of $0.4 million from $8.4 million for the six months ended June 30, 2021. The increase in costs was primarily due to an increase in travel related costs during the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses for the six months ended June 30, 2022 were $1.9 million, an increase of $0.5 million from $1.4 million for the six months ended June 30, 2021. The increase in costs was primarily due to an increase in travel related costs during the six months ended June 30, 2022, compared to the six months ended June 30, 2021.

Interest Expense and Finance Costs. Interest expense and finance costs for the six months ended June 30, 2022  were $9.0 million, an increase of $0.9 million from $8.1 million for the six months ended June 30, 2021. Cash interest expense increased by $1.5 million to $8.2 million for the six months ended June 30, 2022, from $6.7 million for the six months ended June 30, 2021, primarily due to an increased average LIBOR and due to prepayment charges upon exercising the vessel purchase options for and prepayment of the related debt of the Ardmore Sealeader and Ardmore Sealifter during the six months ended June 30, 2022, as compared to the six months ended June 30, 2021. Amortization of deferred finance fees for the six months ended June 30, 2022 was $0.8 million, a decrease of $0.6 million from $1.4 million for the six months ended June 30, 2021.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through debt and equity financing transactions. As at June 30, 2022, we had $63.3 million in liquidity available with cash and cash equivalents of $45.4 million (December 31, 2021: $55.4 million) and amounts available and undrawn under our revolving credit facilities of $17.9 million (December 31, 2021: $11.6 million). We believe that our working capital, together with expected cash flows from operations, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, quarterly preferred stock dividends, interest rate swap settlements, any dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term and spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of drydocking expenditures, repairs and maintenance activities and the average number of vessels in service. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

Our long-term capital needs are primarily for capital expenditures and debt repayment and finance lease payments. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, finance leases and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, lease financings and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 3 (“Debt”) and 4 (“Leases”), respectively, to our interim condensed consolidated financial statements included in this Report on Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets.  The majority of our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at June 30, 2022, we were in compliance with all covenants relating to our financing facilities.

CASH FLOW DATA

Cash Flow Data for the Six months Ended June 30, 2022 and June 30, 2021

	Six Months Ended
CASH FLOW DATA	June 30, 2022	June 30, 2021
Net cash provided by operating activities	$8,873	317
Net cash provided by investing activities	$13,252	3,648
Net cash (used in) financing activities	$(32,189)	(6,911)

Cash provided by operating activities

For the six months ended June 30, 2022, net cash provided by operating activities was $8.9 million. Net income of $22.7 million driven by a significant increase in TCE rates together with non-cash items such as depreciation of $14.7m and loss on vessels held for sale of $6.9 million which were offset by an increase in receivables of $31.6 million due to increase in TCE rates and increase in inventories resulting from higher bunker prices. For the six months ended June 30, 2021, net cash provided by operating activities was $0.3 million. Net loss of $16.6 million due to poor market conditions with non-cash items such as depreciation of $15.7 million and amortization of $2.8 million.

Cash provided by investing activities

For the six months ended June 30, 2022, net cash provided by investing activities was $13.3 million, with proceeds received from the sale of the Ardmore Sealeader of $13.8 million, as well as payments in relation to vessel equipment, advances for ballast water treatment systems and other non-current assets of $0.5 million. For the six months ended June 30, 2021, net cash provided by investing activities was $3.6 million, with proceeds from the sale of the Ardmore Seamariner in January 2021 of $9.9 million partially offset by payments made for the Element 1 Corp. investments and related transaction costs of $5.0 million as well as payments in relation to vessel equipment, advances for ballast water treatment systems and other non-current assets of $1.3 million.

Cash (used in) financing activities

For the six months ended June 30, 2022, the net cash used in financing activities was $32.2 million. Advance payment of $9.3 million against the lease obligation relative to one of the vessels that is classified as held for sale. Proceeds from debt were $9.8 million. Repayments of debt amounted to $21.9 million and total principal repayments of finance lease arrangements were $28.9 million. Proceeds from the issuance of common stock pursuant to our “at-the-market” offerings were $16.8 million. Proceeds from a junior loan associated with finance leases amounted to $2.8 million, and the payment of preferred dividends were $1.6 million. For the six months ended June 30, 2021, the net cash used in financing activities was $6.9 million. Repayments of debt amounted to $68.5 million and total principal repayments of finance lease arrangements were $9.5 million. Net proceeds from the issue of preferred stock were $23.0 million and proceeds from finance lease arrangements were $49.0 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of June 30, 2022 is as follows:

	For the Years Ending December 31,
	2022(1)	2023	2024	2025
Number of vessels in drydock (excluding in-water surveys)	1	7	3	12

We endeavor to manage the timing of future dockings across the fleet in order to minimize the number of vessels that are drydocked at any one time. As our fleet matures, our drydock expenses are likely to increase.

(1) Six-month period ending December 31, 2022

Ballast Water Treatment Systems Installation

The installation schedule for ballast water treatment systems on our vessels that were in operation as of June 30, 2022 is as follows:

	For the Years Ending December 31,
	2022(1)	2023	2024	2025
Number of ballast water treatment system installations	1	7	3	—

We endeavor to manage the timing of future ballast water treatment system installations across the fleet in order to minimize the number of vessels that are completing ballast water treatment system installations at any one time.

(1) Six-month period ending December 31, 2022

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021. There have been no significant changes to these estimates and assumptions in the three and six months ended June 30, 2022.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, regarding risks which could materially affect our business, financial condition and results of operations.

Operational Risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Our relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets. The price and supply of fuel is unpredictable and can fluctuate from time to time. We periodically consider and monitor the need for fuel hedging to manage this risk. We are also subject to operational risks relating to COVID-19 as described in the “Significant Developments” section of this report.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and Pounds Sterling) and, as a result, there is a risk that currency fluctuations may have a negative effect on the value of our cash flows. Such risk may also have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the three and six months ended June 30, 2022.

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

We are exposed to the risk of credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we have only entered into derivative transactions with investment grade counterparties at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

During the three months ended June 30, 2020, we entered into floating-to-fixed interest rate swap agreements over a three-year term with multiple counterparties. In accordance with these transactions, we will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $252.1 million of which $210.2 million are designated as cash flow hedges. The swaps are due to expire in mid 2023 and as interest rates are currently rising, interest costs could increase significantly on expiration of the swaps.

LIBOR is scheduled to be phased out and alternative reference rates for interest rates may be adopted, which could affect our interest rate risk.  For additional information, please see the risk factor entitled “There is uncertainty as to the continued use of LIBOR in the future, and the interest rates on our LIBOR-based obligations may increase in the future” Item 3.D (Key Information--Risk Factors) in our Annual Report on Form 20-F for the year ended December 31, 2021.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from or expense relating to spot voyage revenue, time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN Bank and Nordea Bank, and in short-term funds (with a credit risk rating of at least AA) managed by Blackrock State Street Global Advisors and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As at June 30, 2022, our 27 vessels in operation (including three chartered-in vessels) were employed with 14 different charterers.

Inflation

With inflation becoming a significant factor in the global economy, inflationary pressures are expected to result in increased operating, voyage (including bunkers) and general and administrative costs.  Inflationary pressures on bunker costs could adversely affect our operating results to the extent our spot charter rates do not adequately cover the cost of any increases in bunker costs.

Ardmore Shipping Corporation

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Balance Sheets as at June 30, 2022 and December 31, 2021	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2022 and June 30, 2021	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss) / Income for the Three and Six Months Ended June 30, 2022 and June 30, 2021	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity for the Three and Six Months Ended June 30, 2022 and June 30, 2021	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2022 and June 30, 2021	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

As at June 30, 2022 and December 31, 2021

	As at
In thousands of U.S. Dollars, except as indicated	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	45,385	55,449
Receivables, net of allowance for bad debts of $1.3 million (2021: $0.5 million)	51,921	20,304
Prepaid expenses and other assets	4,224	3,511
Advances and deposits	11,547	3,551
Inventories	18,638	11,095
Current portion of derivative assets	5,773	307
Vessel held for sale	26,938	—
Total current assets	164,426	94,217

Non-current assets
Investments and other assets, net	11,481	11,082
Vessels and vessel equipment, net	544,653	603,227
Deferred drydock expenditures, net	4,627	8,879
Advances for ballast water treatment systems	2,066	2,033
Amount receivable in respect of finance leases	—	2,880
Non-current portion of derivative assets	561	982
Operating lease, right-of-use asset	5,229	1,232
Total non-current assets	568,617	630,315

TOTAL ASSETS	733,043	724,532

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	6,390	8,578
Accrued expenses and other liabilities	13,844	10,742
Deferred revenue	1,455	2,070
Accrued interest on debt and finance leases	828	651
Current portion of long-term debt	15,138	15,103
Current portion of finance lease obligations	24,909	21,084
Current portion of operating lease obligations	2,293	273
Total current liabilities	64,857	58,501

Non-current liabilities
Non-current portion of long-term debt	118,282	129,998
Non-current portion of finance lease obligations	173,114	205,371
Non-current portion of operating lease obligations	2,665	722
Other non-current liabilities	943	943
Total non-current liabilities	295,004	337,034

TOTAL LIABILITIES	359,861	395,535

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders' equity
Common stock	391	364
Additional paid in capital	445,051	426,102
Accumulated other comprehensive income	5,253	1,044
Treasury stock	(15,636)	(15,636)
Accumulated deficit	(98,920)	(119,920)
Total stockholders' equity	336,139	291,954

Total redeemable preferred stock and stockholders’ equity	373,182	328,997

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	733,043	724,532

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2022 and June 30, 2021

	Three Months Ended		Six Months Ended
In thousands of U.S. Dollars except share data	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue, net	107,125	47,274	170,493	92,825

Voyage expenses	(41,178)	(20,493)	(68,253)	(40,885)
Vessel operating expenses	(15,943)	(15,077)	(32,530)	(29,580)
Time charter-in
Operating expense component	(1,238)	(708)	(2,344)	(1,335)
Vessel lease expense component	(1,140)	(652)	(2,156)	(1,229)
Depreciation	(6,982)	(7,907)	(14,772)	(15,716)
Amortization of deferred drydock expenditures	(959)	(1,268)	(2,156)	(2,750)
General and administrative expenses
Corporate	(4,291)	(4,260)	(8,759)	(8,437)
Commercial and chartering	(1,053)	(686)	(1,944)	(1,447)
Loss on vessels held for sale	—	—	(6,917)	—
Unrealized gains / (losses) on derivatives	296	(22)	900	80
Interest expense and finance costs	(4,894)	(4,310)	(9,032)	(8,088)
Interest income	20	17	30	30

Income / (Loss) before taxes	29,763	(8,092)	22,560	(16,532)

Income tax	(9)	(33)	(43)	(91)
(Loss) / profit from equity method investments	(67)	—	169	—
Net Income / (Loss)	29,687	(8,125)	22,686	(16,623)

Preferred dividend	(838)	(82)	(1,686)	(82)

Net Income / (Loss) attributable to common stockholders	28,849	(8,207)	21,000	(16,705)

Earnings / (loss) per share, basic	0.82	(0.24)	0.60	(0.50)
Weighted average number of shares outstanding, basic	35,071,435	33,500,030	34,752,045	33,394,008
Earnings / (loss) per share, diluted	0.81	(0.24)	0.60	(0.50)
Weighted average number of shares outstanding, diluted	35,574,082	33,500,030	34,830,153	33,394,008

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)

For the Three and Six Months Ended June 30, 2022 and June 30, 2021

	Three Months Ended		Six Months Ended
In thousands of U.S. Dollars	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net Income / (Loss)	29,687	(8,125)	22,686	(16,623)
Other comprehensive income / (loss), net of tax
Net change in unrealized gains / (losses) on cash flow hedges	1,205	(3)	4,209	585
Other comprehensive income / (loss) net of tax	1,205	(3)	4,209	585

Comprehensive Income / (Loss)	30,892	(8,128)	26,895	(16,038)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

For the Three and Six Months Ended June 30, 2022 and June 30, 2021

						Accumulated
	Redeemable Preferred				Additional	other
	Stock		Common Stock		paid in	comprehensive	Treasury	Accumulated
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	deficit	TOTAL
Balance as at April 1, 2021	—	—	33,335	354	418,698	(141)	(15,636)	(90,330)	312,945
Issue of common stock	—	—	1,029	10	5,310	—	—	—	5,320
Share-based compensation	—	—	—	—	622	—	—	—	622
Changes in unrealized losses on cash flow hedges	—	—	—	—	—	(3)	—	—	(3)
Net loss	—	—	—	—	—	—	—	(8,207)	(8,207)
Balance as at June 30, 2021	—	—	34,364	364	424,630	(144)	(15,636)	(98,537)	310,677

Balance as at April 1, 2022	40	37,043	34,574	366	426,671	4,048	(15,636)	(127,770)	287,679
Issue of common stock	—	—	96	1	(1)	—	—	—	—
Share-based compensation	—	—	—	—	675	—	—	—	675
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	1,205	—	—	1,205
Net Proceeds from Equity Offering	—	—	2,437	24	17,706	—	—	—	17,730
Preferred dividend	—	—	—	—	—	—	—	(838)	(838)
Net Income	—	—	—	—	—	—	—	29,688	29,688
Balance as at June 30, 2022	40	37,043	37,107	391	445,051	5,253	(15,636)	(98,920)	336,139

						Accumulated
	Redeemable Preferred				Additional	other
	Stock		Common Stock		paid in	comprehensive	Treasury	Accumulated
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	deficit	TOTAL
Balance as at January 1, 2021	—	—	33,187	352	418,181	(729)	(15,636)	(81,833)	320,335
Issue of common stock	—	—	1,177	12	5,308	—	—	—	5,320
Share-based compensation	—	—	—	—	1,140	—	—	—	1,140
Payment of dividend	—	—	—	—	—	—	—	—	—
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	585	—	—	585
Net loss	—	—	—	—	—	—	—	(16,704)	(16,704)
Balance as at June 30, 2021	—	—	34,364	364	424,629	(144)	(15,636)	(98,537)	310,676

Balance as at January 1, 2022	40	37,043	34,364	364	426,102	1,044	(15,636)	(119,920)	291,954
Issue of common stock	—	—	306	3	(3)	—	—	—	—
Share-based compensation	—	—	—	—	1,246	—	—	—	1,246
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	4,209	—	—	4,209
Net Proceeds from Equity Offering	—	—	2,437	24	17,706	—	—	—	17,730
Preferred dividend	—	—	—	—	—	—	—	(1,686)	(1,686)
Net Income	—	—	—	—	—	—	—	22,686	22,686
Balance as at June 30, 2022	40	37,043	37,107	391	445,051	5,253	(15,636)	(98,920)	336,139

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

	Six Months Ended
In thousands of U.S. Dollars	June 30, 2022	June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income / (Loss)	22,686	(16,623)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	14,772	15,716
Amortization of deferred drydock expenditures	2,156	2,750
Share-based compensation	1,246	1,140
Loss on vessels held for sale	6,917	—
Amortization of deferred finance fees	803	1,401
Unrealized (gains) on derivatives	(900)	(80)
Foreign exchange	(34)	(44)
Profit from equity method investments	(169)	—
Deferred drydock payments	(760)	(3,330)
Changes in operating assets and liabilities:
Receivables	(31,636)	1,175
Prepaid expenses and other assets	(714)	65
Advances and deposits	1,256	(1,730)
Inventories	(7,542)	817
Accounts payable	(1,893)	(1,114)
Accrued expenses and other liabilities	3,122	(713)
Deferred revenue	(614)	976
Accrued interest on debt and finance leases	177	(89)
Net cash provided by operating activities	8,873	317

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	13,759	9,895
Payments for acquisition of vessels and vessel equipment	(43)	(1,057)
Advances for ballast water treatment systems	(180)	(158)
Payments for other non-current assets	(46)	(34)
Payments for equity investments	(238)	(4,998)
Net cash provided by investing activities	13,252	3,648

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation	(9,253)	—
Proceeds from long-term debt	9,811	—
Repayments of long-term debt	(21,872)	(68,512)
Proceeds from finance leases	2,880	49,000
Repayments of finance leases	(28,922)	(9,466)
Payments for deferred finance fees	—	(980)
Issuance of common stock	16,747	—
Issuance of preferred stock, net	—	23,047
Payment of preferred dividend	(1,580)	—
Net cash (used in) financing activities	(32,189)	(6,911)

Net (decrease) in cash and cash equivalents	(10,064)	(2,946)

Cash and cash equivalents at the beginning of the year	55,449	58,365

Cash and cash equivalents at the end of the period	45,385	55,419

Cash paid during the period for interest in respect of debt	2,004	2,539
Cash paid during the period for interest in respect of finance leases	2,766	4,035
Cash paid during the period for operating lease liabilities	364	228
Cash paid during the period for income taxes	37	90
Non-cash investing activity: Investment in Element 1 by issuing 950,000 shares of common stock	—	5,320
Non-cash financing activity: Accrued preferred dividends	568	82
Non-cash financing activity: Receivable for net proceeds on issuance of common stock	983	—

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies

1.1.       Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively, the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As at June 30, 2022, the Company had 24 owned vessels and three chartered-in vessels in operation. The average age of the Company’s owned fleet as at June 30, 2022 was 8.6 years.

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where ASC conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic initially resulted and may again result in a significant decline in global demand for refined oil products. As the Company’s business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo the Company transports has and could continue to adversely affect demand for its vessels and services. The extent to which the pandemic may impact the Company’s results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and its variants and the level of the effectiveness and administration of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact of the COVID-19 pandemic on the Company cannot be made at this time.

1.2.       Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As at June 30, 2022, ASC had (a) 79 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited ("AASML"), which provides technical management services to a majority of the ASC fleet, (c) one 33.33%-owned joint venture, e1 Marine LLC, to market and sell Element 1 Corp.’s methanol-to-hydrogen technology to the marine sector, and (d) a 10% equity stake, on a fully diluted basis, in Element 1 Corp. During the three months ended June 30, 2021, the Company paid an aggregate of $5.0 million in cash and $5.3 million through the issuance of ASC common shares for the Company’s equity stake in Element 1 Corp. and its equity interest in e1 Marine which is included in investments and other assets, net in the condensed consolidated balance sheet as of June 30, 2022.

Ardmore Maritime Services (Asia) Pte, a wholly owned subsidiary incorporated in Singapore, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.       Basis of preparation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that apply to interim condensed financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.3.       Basis of preparation (continued)

Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2021 Annual Report on Form 20-F, filed with the SEC on March 11, 2022. The condensed consolidated balance sheet as of December 31, 2021 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. All intercompany balances and transactions have been eliminated on consolidation.

The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

1.4.    Significant accounting policies

There have been no changes in the Company’s significant accounting policies for the three and six months ended June 30, 2022 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2021. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2021.

2. Equity Investments

Element 1 Corp. - On June 17, 2021, the Company purchased a 10% equity stake in Element 1 Corp. (“E1”), a developer of advanced hydrogen generation systems used to power fuel cells, in exchange for $4.0 million in cash and $5.3 million through the issuance of the Company’s common shares. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock and the Company also received warrants to purchase 286,582 additional common shares of Element 1 Corp. common stock, which expire on the third anniversary from the date of the investment. The Company’s total investment in E1 amounted to $9.3 million and is allocated to investment in the ordinary shares and warrants based on their relative fair values as of the date of acquisition. The Company holds one board seat out of five, resulting in 20% voting rights and thus an ability to exercise significant influence in E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323, Investments – Equity Method and Joint Ventures (“ASC 323”) and the warrants are being accounted for at their fair value in accordance with FASB Accounting Standards Codification ASC 321, Investments – Equity Securities.

e1 Marine LLC - On June 17, 2021, the Company established a joint venture, e1 Marine LLC, with E1 and an affiliate of Maritime Partners LLC (“MP”), which seeks to deliver hydrogen delivery systems to the marine sector with each joint venture partner owning 33.33% of e1 Marine. The Company accounts for the investments in e1 Marine LLC using the equity method in accordance with ASC 323.

The Company records its share of earnings and losses in these investment on a quarterly basis. The Company recorded an investment of $10.9 million, inclusive of transaction costs (E1 investment of $9.8 million and e1 Marine LLC investment of $1.1 million), which is included in investments and other assets, net in the condensed consolidated balance sheet as of June 30, 2022.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3. Debt

As at June 30, 2022, the Company had five loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 11 vessels as at June 30, 2022. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at June 30, 2022 and December 31, 2021 were as follows:

	As at
In thousands of U.S. Dollars	June 30, 2022	December 31, 2021
Nordea/SEB Joint Bank Facility	52,374	56,599
Nordea/SEB Revolving Facility	15,000	28,954
ABN/CACIB Joint Bank Facility	48,447	51,340
ABN AMRO Revolving Facility	11,491	1,680
IYO Bank Facility	7,600	8,400
Total debt	134,912	146,972
Deferred finance fees	(1,492)	(1,871)
Net total debt	133,420	145,101
Current portion of long-term debt	15,834	15,834
Current portion of deferred finance fees	(696)	(731)
Total current portion of long-term debt	15,138	15,103
Non-current portion of long-term debt	118,282	129,998

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As at
In thousands of U.S. Dollars	June 30, 2022
2022(1)	7,917
2023	27,326
2024	96,069
2025	3,600
134,912

(1) Six-month period ending December 31, 2022

Nordea / SEB Joint Bank Facility and Nordea / SEB Revolving Facility

On December 11, 2019, eight of ASC’s subsidiaries entered into a $100 million long-term loan facility and a $40 million revolving credit facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The facility was fully drawn down in December 2020 and 2019. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The revolving facility may be drawn down or repaid with five days‘ notice.  On June 25, 2021, Ardmore partially repaid the facility in connection with the refinancing of two of the vessels under a new sale and leaseback arrangement. The term loan and revolving credit facility mature in December 2024.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3.      Debt (continued)

ABN/CACIB Joint Bank Facility

On December 11, 2019, four of ASC’s subsidiaries entered into a $61.5 million long-term loan facility with ABN AMRO Bank N.V. and Credit Agricole Corporate and Investment Bank to refinance existing facilities. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in December 2024.

ABN AMRO Revolving Facility

On October 24, 2017, the Company entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. Interest under this facility is calculated at a rate of LIBOR plus 3.9%. On October 7, 2021, the Company exercised an option to extend this facility for a further year to July 2023. Interest payments are payable on a quarterly basis.

IYO Bank Facility

On December 17, 2020, one of ASC’s subsidiaries entered into a $10.0 million long-term loan facility with IYO Bank to finance a secondhand vessel acquisition which vessel delivered to the Company in 2020. The facility was drawn down in December 2020. Interest is calculated at a rate of LIBOR plus 2.25%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in December 2025.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash and which includes the undrawn portion of the Nordea/SEB Revolving Facility), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as at June 30, 2022 was $16.8 million;

●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
●	maintain a corporate net worth of not less than $150 million; and
●	maintain positive working capital, excluding balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as at June 30, 2022 and December 31, 2021.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases

As at June 30, 2022, the Company was a party, as the lessee, to six finance lease facilities. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facilities, which totaled 12 vessels as at June 30, 2022. ASC has provided guarantees in respect of the finance lease facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each finance lease facility as at June 30, 2022 and December 31, 2021 were as follows:

	As at
In thousands of U.S. Dollars	June 30, 2022	December 31, 2021
Japanese Leases No.1 and 2	—	21,677
Japanese Lease No.3	9,237	10,747
CMBFL Leases No.1 to 4	61,615	65,187
Ocean Yield ASA	47,638	50,320
Japanese Lease No.4	18,819	19,942
China Huarong Leases	35,131	37,385
CMBFL / Shandong	62,802	65,625
Finance lease obligations	235,242	270,883
Amounts representing interest and deferred finance fees	(37,219)	(44,428)
Finance lease obligations, net of interest and deferred finance fees	198,023	226,455
Current portion of finance lease obligations	25,428	21,783
Current portion of deferred finance fees	(519)	(699)
Non-current portion of finance lease obligations	175,091	207,592
Non-current portion of deferred finance fees	(1,977)	(2,221)
Total finance lease obligations, net of deferred finance fees	198,023	226,455

Maturity analysis of the Company’s finance lease facilities for each year are as follows:

As at
In thousands of U.S. Dollars	June 30, 2022
2022(1)	21,720
2023	24,528
2024	23,887
2025	81,558
2026	12,550
2027 - 2030	70,999
Finance lease obligations	235,242
Amounts representing interest and deferred finance fees	(37,219)
Finance lease obligations, net of interest and deferred finance fees	198,023

(1) Six-month period ending December 31, 2022

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases (continued)

Japanese Leases No. 1 and 2

On May 30, 2017, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter, with JPV No. 7 and JPV No. 8, respectively. The facility was drawn down in May 2017. Repayments on the leases are made on a monthly basis and include principal and interest. The finance leases are scheduled to expire in 2023 and include purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included in the consolidated balance sheets as ‘Amount receivable in respect of finance leases’ with the associated finance lease liability presented gross of the $2.9 million. On May 31, 2022, Ardmore exercised the purchase option for both vessels and repaid the facility in full.

Japanese Lease No. 3

On January 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealancer with Neil Co., Ltd. The facility was drawn down in January 2018. Repayments on the lease are made on a monthly basis and include principal and interest. The finance lease is scheduled to expire in 2024 and includes purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchaser with $1.4 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount has been offset against the finance lease liability in the consolidated balance sheets, with the associated finance lease liability presented net of the $1.4 million. On July 1, 2022, Ardmore exercised the purchase option and repaid the facility in full. As at June 30, 2022, the Company recorded an advance payment against the lease obligation of $9.3 million, which is included in advances and deposits in the condensed consolidated balance sheet.

CMBFL Leases No. 1 to 4

On June 26, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Endurance and Ardmore Enterprise, respectively, with CMB Financial Leasing Co., Ltd (“CMBFL”). The facility was drawn down in June 2018. Interest is calculated at a rate of LIBOR plus 3.10%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Encounter and Ardmore Explorer, respectively, with CMBFL. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 3.00%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases (continued)

Ocean Yield ASA

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender, respectively, with Ocean Yield ASA. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 4.50%. Principal repayments on the leases are made on a monthly basis.

The finance leases are scheduled to expire in 2030 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

Japanese Lease No. 4

On November 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Engineer with Rich Ocean Shipping. The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.20%. Principal repayments on the lease are made on a monthly basis. The finance lease is scheduled to expire in 2029 and includes a mandatory purchase obligation for the Company to repurchase the vessel, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

China Huarong Leases

On November 30, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Seavanguard and Ardmore Exporter, respectively, with China Huarong Financial Leasing Co., Ltd (“China Huarong”). The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.50%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date. On June 29, 2022, Ardmore gave notice to exercise the purchase option for both vessels on September 6, 2022.

CMBFL / Shandong

On June 25, 2021, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMBFL / Shandong, resulting in gross proceeds of $49.0 million less fees of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2029 with a firm duration of five years with options to renew for a maximum period of eight years.  Repurchase options, exercisable by the Company, are also included which begin on the third anniversary of the lease term.

Finance Leases Financial Covenants

Some of the Company’s existing finance lease facilities (as described above) include financial covenants which are the same, or no more onerous than, the Company’s long-term debt financial covenants described in Note 3. The Company was in full compliance with all of its finance lease related financial covenants as at June 30, 2022 and December 31, 2021.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases (continued)

Long Term Operating Leases

The Company sold the Ardmore Sealeader and subsequently chartered it back from the buyer for a period of 24 months effective June 5, 2022.  Chartered-in vessels include both lease and non-lease components.  The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessees for the lessor to operate the vessel.  For time charters-in, the Company has separated non-lease components from the lease component and scoped out non-lease components from the application of FASB Accounting Standards Codification 842, Leases (“ASC 842”).

Operating leases are included in operating lease, right-of-use (“ROU”) asset, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets.  ROU asset represents our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease.  Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.  Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate used by the Company of 4.5% is obtained independently and is comparable with what the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

The Company makes significant judgements and assumptions to separate the lease component from the non-lease component of its time chartered-in vessels. The Company uses readily determinable and observable data for the purposes of determining the standalone cost of the vessel lease and operating service components of the Company’s time charters.  The Company proportionately allocates the consideration of the contract to lease and non-lease components based on their relative standalone prices.

The Company have entered into two further long term lease agreements for a period of 24 months, for which an ROU asset and lease liability will be recognized. This will be effective in the third quarter of 2022.

Short Term Leases

The Company has entered into two short term lease agreements with one agreement effective July 30, 2021 to charter-in a 2010 built vessel for a period of 12 months and the other agreement effective March 1, 2022 to charter-in a 2009 built vessel for a period of six months. The Company elected the practical expedient of ASC 842, which allows for time charter-in contracts with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities. The Company will continue to recognize the lease costs for all operating leases as charter hire expenses, split between lease and non-lease components, on the condensed consolidated statements of operations on a straight-line basis over the lease term.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

5.      Interest Rate Swaps

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

During the second quarter of 2020, the Company entered into floating-to-fixed interest rate swap agreements, associated with existing variable-rate debt and financing facilities, over a three-year term with multiple counterparties. In accordance with these transactions, the Company will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $252.1 million of which $210.2 million is designated as cash flow hedges.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings.

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

The Company records the fair value of the interest rate swap as an asset or liability on its balance sheet. The following table shows the interest rate swap assets and liabilities as of June 30, 2022 and December 31, 2021:

Derivatives designated as hedging instruments (in thousands of U.S. Dollars)	Balance Sheet location	June 30, 2022	December 31, 2021
Interest rate swap	Current portion of derivative assets	$4,868	254
Interest rate swap	Non - current portion of derivative assets	$388	795

The following table shows the interest rate swap liabilities not designated as hedging instruments as of June 30, 2022 and December 31, 2021:

Derivatives not designated as hedging instruments (in thousands of U.S. Dollars)	Balance Sheet location	June 30, 2022	December 31, 2021
Interest rate swap	Current portion of derivative assets	$905	53
Interest rate swap	Non - current portion of derivative assets	$173	187

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based compensation

Stock appreciation rights

As at June 30, 2022, the Company had granted 3,710,473 stock appreciation rights (“SARs”) (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
								Weighted
						Risk-free		Average Fair
	SARs	Exercise	Vesting	Grant	Dividend	rate of	Expected	Value @	Average Expected	Valuation
Grant Date	Awarded	Price	Period	Price	Yield	Return	Volatility	grant date	Exercise Life	Method
12‑Mar‑14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 – 5.0 yrs	Monte Carlo
01‑Sept‑14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 – 5.0 yrs	Monte Carlo
06‑Mar‑15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 – 5.0 yrs	Monte Carlo
15‑Jan‑16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs	Monte Carlo
04‑Apr‑18	1,719,733	$7.40	3 yrs	$7.40	0%	2.51%	40.59%	$2.67	4.25 yrs	Black-Scholes
07‑Mar‑19	560,000	$5.10	3 yrs	$5.10	0%	2.43%	43.65%	$2.00	4.5 yrs	Black-Scholes
04‑Mar‑20	549,020	$5.25	3 yrs	$5.25	0%	0.73%	46.42%	$2.04	4.5 yrs	Black-Scholes
04‑Mar‑21	610,691	$4.28	3 yrs	$4.28	0%	0.66%	55.39%	$1.93	4.5 yrs	Black-Scholes

Changes in the SARs for the six months ended June 30, 2022 are set forth below in full numbers:

		Weighted average
	No. of SARs	exercise price
Balance as at January 1, 2022	3,704,694	$6.40
SARs granted during the six months ended June 30, 2022	—	—
SARs forfeited during the six months ended June 30, 2022	—	—
Balance as at June 30, 2022 (none of which are exercisable or convertible)	3,704,694	$6.40

The total cost related to non-vested SAR awards expected to be recognized through 2024 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2022(1)	$383
2023	455
2024	65
$903

(1) Six-month period ending December 31, 2022

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based compensation (continued)

Restricted stock units

As at June 30, 2022, the Company had granted 1,604,270 restricted stock units (“RSUs”) to certain of its officers and directors under its 2013 Equity Incentive Plan, of which 716,868 had vested.

A summary of awards is as follows:

Grant Date	RSUs Awarded	Service Period	Grant Price
02-Jan-19	176,659	2 years	$4.64
07-Mar-19	86,210	3 years	$5.10
28-May-19	59,237	1 year	$7.47
04-Mar-20	94,105	3 years	$5.25
29-May-20	78,510	1 year	$5.84
04-Mar-21	56,957	1 year	$4.28
04-Mar-21	302,923	3 years	$4.28
07-Jun-21	95,583	1 year	$4.31
30-Mar-22	593,671	3 years	$4.54
07-Jun-22	60,415	1 year	$8.07

Changes in the RSUs for the six months ended June 30, 2022 are set forth below in thousands of U.S. Dollars:

		Weighted average
		fair value at grant
	No. of RSUs	date
Balance as at January 1, 2022	546,935	$4.44
RSUs granted during the six months ended June 30, 2022	654,086	$4.87
RSUs vested during the six months ended June 30, 2022	(313,619)	$(4.46)
Balance as at June 30, 2022 (none of which are vested)	887,402	$4.75

The total cost related to non-vested RSU awards expected to be recognized through 2024 is set forth below:

Period	TOTAL
2022(1)	$991
2023	1,561
2024	970
2025	225
$3,747

(1) Six-month period ending December 31, 2022

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2022 and June 30, 2021

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

7.     Preferred Stock

On June 17, 2021 and on December 3, 2021, ASC issued 25,000 shares and 15,000 shares respectively of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to an affiliate of Maritime Partners LLC.  The liquidation preference of the Series A Preferred Stock is $1,000.00 per share.  The shares of Series A Preferred Stock accrue cumulative dividends, whether or not declared, at an initial annual rate of 8.5% per $1,000.00 of liquidation preference per share, which rate may change based on certain matters. Dividends are payable on January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021. So long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on ASC’s common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock.  The Company may redeem, in whole or in part, the shares of Series A Preferred Stock outstanding, at a cash redemption price equal to (a) 103% of the liquidation preference per share plus any accumulated and unpaid dividends on or after the third anniversary of the original issuance date of the Series A Preferred Stock and prior to the fourth anniversary, (b) 102% of the liquidation preference per share plus any accumulated and unpaid dividends after such fourth anniversary and prior to the fifth anniversary and (c) 100% of the liquidated preference per share plus any accumulated and unpaid dividends after such fifth anniversary.

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of the Company or the Holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events, including if a person or group becomes the beneficial owner of a majority of ASC’s total voting power. As it is possible, regardless of the probability of such occurrence, that a person or group could acquire beneficial ownership of a majority of the voting power of ASC’s outstanding common stock without Company approval and thereby trigger a “change of control,” the Series A Preferred Stock is classified as temporary equity for accounting purposes. The Company’s obligations to the Holder of shares of Series A Preferred Stock are secured by a pledge of the Company’s stake in E1. The Series A Preferred Stock is presented in the Company’s financial statements net of the related stock issuance costs.

As part of the issuance of the Preferred Stock to MP, the Company agreed that MP shall have the right to a profits interest of 20% of all cash or in-kind distributions and proceeds received in respect of the E1 investment which can only be distributed after the Company receives its return of its initial investment of $9.3 million.  As the agreement includes a mandatory redemption date, for the profits interest that is the 10th anniversary of the date of the agreement, it renders the profits interest as a liability which will need to be marked to fair value each period with changes in the fair value recorded directly in earnings.  The Company recorded a liability of $0.9 million, which is included in non-current liabilities in the condensed consolidated balance sheet as of June 30, 2022.

8. Subsequent Events

On July 14, 2022, Ardmore sold the Ardmore Sealifter for $13.2 million. The vessel is classified as held for sale as at June 30, 2022. This vessel was subsequently time-chartered back from the buyer for a period of 24 months.